                                                                                                Calibert Explorations, Ltd..

                                                                          3246 D’Herelle Street

                                                                          Montreal Quebec, Canada

                                                                           H1Z 2B3

June 27, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington DC

20549

Attention: Kristopher Natoli

Re: File No. 333-151524

Ladies and Gentlemen,

We enclose our response to your comment letter of June 23, 2008

Front Cover Page

1.

Please update the front cover page of the Form S- 1 to conform to the most updated version of the form. We note that the form was recently modified to include a check box to identify the company's reporting status.

We have noted this comment and have modified our cover page to reflect the company’s reporting status.

Signatures, page 47

2. Please identify the party who is signing in the capacity of the principal executive officer. See Instruction 1 to

    Signatures of Form S- 1 in this regard.

We have noted this comment and have modified the signature page to be in accordance with the instruction to signatures of Form S1

Yours truly,

/s/Andre Benard

Andre Benard

President, Principal Executive Officer